                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (AMENDMENT NO. 4)*

                                  COMPUGEN LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M25722105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                              THE TRIANGULAR TOWER
                                   45(TH) FLOOR
                                3 AZRIELI CENTER
                                 TEL AVIV 67023
                            ATTN: CORPORATE SECRETARY
                               TEL: 972-3-607-5794
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  JUNE 23, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Biotechnology Industries Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            1,687,495
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        1,687,495
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,687,495
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

                               Page 2 of 24 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Industries and Investments Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            1,698,021
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        1,698,021
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,698,021
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

                               Page 3 of 24 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Development Corporation Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            1,698,021
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        1,698,021
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,698,021
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

                               Page 4 of 24 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Holding Corporation Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            1,698,021
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        1,698,021
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,698,021
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

                               Page 5 of 24 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Nochi Dankner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            1,698,021
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        1,698,021
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,698,021
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                               Page 6 of 24 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Shelly Bergman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            1,698,021
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        1,698,021
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,698,021
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                               Page 7 of 24 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Avraham Livnat
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            1,698,021
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        1,698,021
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,698,021
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                               Page 8 of 24 pages

                                  SCHEDULE 13D
----------------------------------            ----------------------------------
CUSIP NO. M25722105
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Ruth Manor
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            1,698,021
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        1,698,021
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,698,021
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                               Page 9 of 24 pages

This Amendment No. 4 amends and supplements the Statement on Schedule 13D (as amended from time to time, the "Statement") in respect of the Ordinary Shares, par value NIS 0.01 per share, ("Ordinary Shares"), of Compugen Ltd. (the
"Issuer"), initially filed with the Securities and Exchange Commission ("SEC")
by the Reporting Persons (as defined in the Statement) on July 7, 2003.

Unless otherwise defined in this Amendment No. 4, capitalized terms have the meanings given to them in the Statement.

The following amends and supplements Items 2, 5 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a), (b) and (c): The Reporting Persons.

The following are the names of the reporting persons (the "REPORTING PERSONS"), the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting
Person who is a natural person:

     (1) Clal Biotechnology Industries Ltd., ("CBI "), an Israeli public corporation, with its principal office at the Triangular Tower, 45th floor, 3
Azrieli Center, Tel Aviv 67023, Israel. CBI is a holding company, the activities of which consist of establishment, acquisition and development of companies in the life science industry. The outstanding shares of CBI are listed for trading on the Tel Aviv Stock Exchange ("TASE"). CBI owns directly Ordinary Shares of the Issuer.

     (2) Clal Industries and Investments Ltd. ("CLAL INDUSTRIES"), an Israeli
public corporation, with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors.
The outstanding shares of Clal Industries are listed for trading on the TASE.
CBI is a majority owned subsidiary of Clal Industries. Clal Industries owns directly Ordinary Shares of the Issuer. By reason of Clal Industries' control of
CBI, Clal Industries may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by CBI.

     (3) IDB Development Corporation Ltd. ("IDB DEVELOPMENT"), an Israeli
private corporation, with its principal office at the Triangular Tower, 44(TH)
floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. Parts of the securities of IDB Development are listed on the TASE. IDB Development owns the majority of the outstanding shares of, and controls, Clal Industries. By reason of IDB Development's control of Clal
Industries, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares beneficially owned by Clal
Industries.

     (4) IDB Holding Corporation Ltd., an Israeli public corporation ("IDB
HOLDINGS" or "IDBH"), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holdings is a holding company that, through its wholly owned subsidiary, IDB Development, organizes, acquires interests in, finances and participates in the management of companies.
The outstanding shares of IDB Holdings are listed for trading on the TASE. By reason of IDB Holdings' control of IDB Development, IDB Holdings may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary
Shares owned beneficially by IDB Development.

                              Page 10 of 24 pages

     The following persons, may by reason of their interests in and relationships among them with respect to IDB Holdings be deemed to control the corporations referred to in paragraphs (1) - (4) above:

     (5) Mr. Nochi Dankner, whose address is the Triangular Tower, 44(TH) Floor, 3
Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is
Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development
and Clal Industries; director of companies.

     (6) Mrs. Shelly Bergman, whose address is 9, Hamishmar Ha'Ezrachi Street,
Afeka, Tel-Aviv, Israel. Her present principal occupation is director of companies.

     (7) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savion, Israel.
Her present principal occupation is director of companies.

     (8) Mr. Avraham Livnat, whose address is 1 Taavura Junction, Ramle, Israel.
His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

     Ganden Holdings Ltd. ("GANDEN HOLDINGS"), a private Israeli company, holds, directly and through Ganden Investments I.D.B. Ltd. ("GANDEN INVESTMENTS"), a
private Israeli company which is an indirect wholly owned subsidiary of Ganden
Holdings, approximately 55.26% of the issued share capital and approximately
55.32% of the voting rights of IDBH as follows: Ganden Investments holds approximately 37.73% of the issued share capital and approximately 37.77% of the voting rights of IDBH, and Ganden Holdings holds directly approximately 17.53%
of the issued share capital and approximately 17.55% of the voting rights of
IDBH. Shelly Bergman (one of the controlling shareholders of Ganden Holdings), holds through a private Israeli company which is wholly owned by her, hold approximately 4.23% of the issued share capital and voting rights of IDBH.

     The controlling shareholders of Ganden Holdings are Nochi Dankner, who holds, directly and through a company controlled by him, approximately 56.92% of the issued share capital and voting rights of Ganden Holdings, and his sister,
Shelly Bergman, who held approximately 12.55% of the issued share capital and voting rights of Ganden Holdings. The aforementioned controlling shareholders are considered joint holders of approximately 69.47% of the issued share capital and voting rights of Ganden Holdings by virtue, INTER ALIA, of a co-operation and pre-coordination agreement between them.

     Nochi Dankner's control in Ganden Holdings also arises from an agreement signed by all the shareholders of Ganden Holdings, pursuant to which Nochi
Dankner was granted, INTER ALIA, veto rights at meetings of the Board of
Directors and the shareholders of Ganden Holdings and its subsidiaries.

     Ruth Manor controls Manor Holdings B.A. Ltd. ("MANOR HOLDINGS"), a private
Israeli company, holds, directly and through Manor Investments - IDB Ltd.
("MANOR INVESTMENTS"), a private Israeli company, which is a subsidiary of Manor
Holdings, approximately 13.42% of the issued share capital and approximately
13.43% of the voting rights of IDBH as follows: Manor Investments holds approximately 10.39% of the issued share capital and approximately 10.4% of the voting rights of IDBH and Manor Holdings held directly approximately 3.03% of the issued share capital and voting rights of IDBH.

     Avraham Livnat controls Avraham Livnat Ltd. ("LIVNAT"), a private Israeli company, holds directly and through Avraham Livnat Investments (2002) Ltd.
("LIVNAT INVESTMENTS"), a private Israeli company which is a wholly-owned subsidiary of Livnat, approximately 13.43% of the issued share capital and approximately 13.44% of the voting rights of IDBH as follows: Livnat Investments holds approximately 10.34% of the issued share capital and approximately 10.35%
of the voting rights of IDBH and Livnat holds directly approximately 3.09% of the issued share capital and voting rights of IDBH.

                              Page 11 of 24 pages

     Ganden Investments, Manor Investments and Livnat Investments entered into a
Shareholders Agreement dated May 19, 2003 (the "IDB SHAREHOLDERS AGREEMENT")
with respect to their ownership of shares of IDBH constituting in the aggregate approximately 51.70% of the outstanding shares of IDBH (Ganden Investments -
31.02%; Manor Investments - 10.34%; Livant Investments - 10.34%), for the
purpose of maintaining and exercising control of IDBH as one single group of shareholders. Any holdings of said entities in IDBH in excess of said 51.70% of the issued share capital and voting rights of IDBH (as well as the direct holdings of Ganden Holdings, Manor Holdings, Avraham Livnat Ltd. and Shelly
Bergman's wholly owned company in IDB Holdings) are not subject to IDB
Shareholders Agreement. The IDB Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholders of IDBH among the parties to the IDB Shareholders Agreement; that the parties to the IDB Shareholders
Agreement will vote together at shareholders' meetings of IDBH as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holdings for electing their designees as directors of IDBH and its direct and indirect subsidiaries. The term of the IDB
Shareholders Agreement is twenty years from May 19, 2003.

     It is hereby clarified that the additional holdings in IDBH as follows:
Ganden Holdings - approximately 17.53%, Ganden Investments - approximately
6.71%, Shelly Bergman - approximately 4.23%, Manor Holdings - approximately
3.03%, Manor Investments - approximately 0.05% and Livnat - approximately 3.09%, are not included in the IDBH Shareholders Agreement.

     Manor Investments is a company owned by Isaac Manor and Ruth Manor. Isaac
Manor and Ruth Manor and their four children, Dori Manor, Tamar Manor Morel,
Michal Topaz and Sharon Vishnia, hold all of the shares of Manor Investments through two private companies - Manor Holdings and Euro Man Automotive Ltd.
("EURO MAN"), as follows: Ruth and Isaac Manor hold all the shares of Manor
Holdings, which holds 60% of the shares of Manor Investments; In addition, Ruth and Isaac Manor and their aforementioned children hold all of the shares of Euro
Man, which holds 40% of the shares of Manor Investments, as follows: Ruth Manor and Isaac Manor each holds 10% of the shares of Euro Man; Dori Manor, Tamar
Manor Morel, Michal Topaz and Sharon Vishnia each hold 20% of the shares of Euro
Man.

     Livnat Investments is wholly owned by Livnat, which is entirely held by
Avraham Livnat and his three sons, Zeev Livnat, Zvi Livnat and Shay Livnat, as follows: Avraham Livnat holds 75% of the voting rights in Livnat and Zvi Livnat hold 25% of the voting rights in Livnat. In addition, each of Messrs. Zeev
Livnat, Zvi Livnat and Shay Livnat hold, approximately 33.3% of the rights to capital in Livnat.

     By reason of the control of IDB Holdings by Nochi Dankner, Shelly Bergman,
Ruth Manor and Avraham Livnat, and the relations among them, as set forth above,
Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary
Shares beneficially owned by IDB Holdings.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) CBI, (ii) Clal
Industries, (iii) IDB Holdings and (iv) IDB Development are set forth in
Exhibits 1, 2, 3 and 4 attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting
Persons, any director or executive officer named in Exhibits 1, 2, 3 and 4 to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

                              Page 12 of 24 pages

     (e) None of the Reporting Persons or, to the knowledge of the Reporting
Persons, any director or executive officer named in Exhibits 1, 2, 3 and 4 to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Persons referred to in (5), (6), (7) and (8) above are citizens of Israel.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     The Issuer has advised the Reporting Persons that there were 28,512,440
Ordinary Shares outstanding on March 31, 2009. The percentage of Ordinary Shares outstanding owned by the Reporting Persons set forth in this Statement is based on this number.

(a), (b) As of June 23, 2009:

     (1) CBI is the beneficial owner, and shares with Clal Industries the power to vote and dispose of 1,687,495 Ordinary Shares, constituting approximately
5.92% of the outstanding Ordinary Shares.

     (2) Clal Industries directly owns 10,526 Ordinary Shares. It is the beneficial owner, and shares with CBI the power to vote and dispose of,
1,698,021 Ordinary Shares owned in the aggregate by Clal Industries and CBI, representing approximately 5.96% of the outstanding Ordinary Shares. Clal
Industries disclaims beneficial ownership of the CBI Shares.

     (3) IDB Development is the beneficial owner, and may be deemed to share with Clal Industries the power to vote and dispose of, 1,698,021 Ordinary Shares beneficially owned by Clal Industries, representing approximately 5.96% of the outstanding Ordinary Shares. IDB Development disclaims beneficial ownership of the Ordinary Shares beneficially owned by Clal Industries.

     (4) IDB Holdings and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 1,698,021 Ordinary Shares beneficially owned by IDB Development, constituting approximately 5.96% of the outstanding Ordinary Shares. IDB Holdings and the Reporting Persons who are
natural persons disclaim beneficial ownership of such shares.

     Based on information furnished to the Reporting Persons, the Reporting
Persons are not aware of any executive officer or director named in Exhibit 1-4 to the Statement, beneficially owning any Ordinary Shares.

(c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Exhibits 1 through 4 to this
Statement, purchased or sold any Ordinary Shares in the sixty days preceding
June 23, 2009, except as set forth below:

                              Page 13 of 24 pages

CBI made the following sales of Ordinary Shares, all of which were made in open market transactions on the NASDAQ:

                   AMOUNT OF ORDINARY     PRICE PER SHARE
DATE                    SHARES                  (US $)
-------------       ---------------       ---------------

May 11, 2009                 18,400                 0.953
May 12, 2009                 31,492                 0.970
May 13, 2009                 30,390                 0.910
May 28, 2009                  4,100                 1.172
May 29, 2009                 98,600                 1.098
June 12, 2009                24,530                 1.200
June 15, 2009                15,000                 1.152
June 16, 2009                 8,724                 1.200
June 17, 2009                23,200                 1.188
June 18, 2009                30,000                 1.236
June 19, 2009                25,000                 1.232
June 22, 2009                50,000                 1.211
June 23, 2009               150,000                 1.694

(d)  Not applicable.

(e)  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

Exhibit #      Description

Exhibits 1-4   Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1) CBI (2)
               Clal Industries (3) IDB Development and (4) IDB Holding.

Exhibit 5      Joint Filing Agreement between Clal Industries and CBI
               authorizing Clal Industries to file this Schedule 13D and any amendments hereto (1)

Exhibit 6      Joint Filing Agreement between Clal Industries and IDB
               Development authorizing Clal Industries to file this Schedule 13D and any amendments hereto (1)

Exhibit 7      Joint Filing Agreement between Clal Industries and IDB Holding authorizing Clal Industries to file this Schedule 13D and any amendments hereto (1)

Exhibit 8      Joint Filing Agreement between Clal Industries and Mr. Dankner authorizing Clal Industries to file this Schedule 13D and any amendments hereto (1)

Exhibit 9      Joint Filing Agreement between Clal Industries and Mrs. Bergman authorizing Clal Industries to file this Schedule 13D and any amendments hereto (1)

Exhibit 10     Joint Filing Agreement between Clal Industries and Mrs. Manor authorizing Clal Industries to file this Schedule 13D and any amendments hereto (1)

Exhibit 11     Joint Filing Agreement between Clal Industries and Mr. Livnat authorizing Clal Industries to file this Schedule 13D and any amendments hereto (1)

(1) Previously filed as Exhibits 5-11 to Amendment No. 1 to the Schedule 13D
with the SEC on July 31, 2008, and incorporated herein by reference.

                              Page 14 of 24 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: July 1, 2009

                         CLAL BIOTECHNOLOGY INDUSTRIES LTD.
                         IDB DEVELOPMENT CORPORATION LTD.
                         IDB HOLDING CORPORATION LTD.
                         NOCHI DANKNER
                         SHELLY BERGMAN
                         AVRAHAM LIVNAT
                         RUTH MANOR

                         By:    CLAL INDUSTRIES AND INVESTMENTS LTD.

                                /s/ Yehuda Ben Ezra, /s/ Gonen Bieber
                                -------------------------------------
                                Yehuda Ben Ezra, and Gonen Bieber authorized
                                signatories of Clal Industries and Investments
                                Ltd. for itself and on behalf of Clal
                                Biotechnology Industries Ltd., IDB Holding
                                Corporation Ltd, IDB Development Corporation
                                Ltd., Nochi Dankner, Shelly Bergman, Avraham
                                Livnat and Ruth Manor pursuant to the agreements
                                annexed as exhibits 5-11 to this Schedule 13D.

                              Page 15 of 24 pages

                                    Exhibit 1
              (Information provided as of July 1, 2009 in response
                      to Items 2 through 6 of Schedule 13D)
                       Executive Officers and Directors of
                       Clal Biotechnology Industries Ltd.
      Address is: Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
      (Citizenship the same as country of residence unless otherwise noted)

NAME & ADDRESS                           POSITION                 CURRENT PRINCIPAL OCCUPATION
--------------                           --------                     ----------------------------

Avi Fischer                              Chairman of the Board        Executive Vice President of IDB
3 Azrieli Center,                                                     Holding; Deputy Chairman of IDB
Triangular Tower,                                                     Development; Co-Chief Executive
Tel Aviv, Israel                                                      Officer of Clal Industries and
                                                                      Investments Ltd.

Aahron Schwartz                          Director                     Vice President of Teva Pharmaceutical
5 Basel St.                                                           Industries Ltd.
Petach Tikva, Israel

Gavriel Barabash                         Director                     General Director of  Sourasky Medical
17 Beny Neviim st.                                                    Center, Tel Aviv
Ramt Gan. Israel

Tamar Manor Morel*                       Director                     CTO Biotechnology of Clal Industries
3 Azrieli Center,                                                     and Investments Ltd.
Triangular Tower,
Tel Aviv, Israel

Jonathan Kaplan                          Director                     Controlling shareholder of Jonathan
7 Jabotinsky st.                                                      Kaplan consulting & Investments
Ramt - Gan, Israel                                                    Ltd.

Ehud Raanani                             External Director            Department Director of Cardiac Surgery,
69 Hapards st.                                                        Sheba Medical Center Tel Hashomer.
Hod - Hasharon, Israel

Avraham Zigelman                         External Director            Director of Companies
8 Ori Caesary st.
Tel Aviv, Israel

Ruben Krupik                             Chief Executive officer      Chief Executive officer of Clal
14 A Abba Hill Silver st.                                             Biotechnology Industries Ltd and Arte
Ramt Gan, Israel                                                      Venture Group Ltd.

Amos Bankirer                            Vice President               Partner of Arte Venture Group Ltd.
14 A Abba Hill Silver st.
Ramt Gan, Israel

Gil Milner                               Vice President Financial     Financial Manager and Comptroller of
14 A Abba Hill Silver st.                Manager and Comptroller.     Clal Biotechnology Industries Ltd.
Ramt Gan, Israel

                              Page 16 of 24 pages

NAME & ADDRESS                           POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                           --------                     ----------------------------

Nitsa Einan                              Vice President and           General Counsel of Clal Industries and
3 Azrieli Center,                        General Counsel.             Investments Ltd. and Clal Biotechnology
Triangular Tower,                                                     Industries Ltd.
Tel Aviv, Israel

Ofer Goldberg                            Vice President               Group Partner and Director of Arte
14 A Abba Hill Silver st.                                             Venture Ltd.
Ramt Gan, Israel

Ofer Gonen                               Vice President               Partner and Director of Arte Venture
14 A Abba Hill Silver st.                                             Group Ltd.
Ramt Gan, Israel

Joshua Hazenfrtz                         Internal Auditor             Internal Auditor of Clal Biotechnology
52 Menahem Begin Road                                                 Industries Ltd.
Ramt Gan, Israel

*Mrs. Tamar Manor Morel is a citizen of Israel and France.

                              Page 17 of 24 pages

                                    Exhibit 2
              (Information provided as of July 1, 2009 in response
                      to Items 2 through 6 of Schedule 13D)
                       Executive Officers and Directors of
                      Clal Industries and Investments Ltd.
      Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
      (Citizenship the same as country of residence unless otherwise noted)

NAME & ADDRESS                           POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                           --------                     ----------------------------

Nochi Dankner                            Chairman of the Board of     Chairman and Chief Executive Officer
3 Azrieli Center,                        Directors and Co-Chief       of IDB Holding; Chairman of IDB
the Triangular Tower 44(TH) floor,       Executive.                   Development, DIC and Clal Industries
Tel Aviv 67023, Israel                                                and Investments Ltd.; Businessman
                                                                      and Director of companies

Avi Fischer                              Director                     Executive Vice President of IDB
3 Azrieli Center,                                                     Holdings; Deputy  Chairman of IDB
the Triangular Tower 45(TH) floor,                                    Development; Co-Chief Executive
Tel Aviv 67023, Israel                                                Officer of Clal Industries and
                                                                      Investments Ltd.

Refael Bisker                            Director                     Chairman of Property and Building
3 Azrieli Center,                                                     Corporation Ltd.; Co-Chairman of
the Triangular Tower 44(TH) floor,                                    Super-Sol Ltd.
Tel Aviv 67023, Israel

Marc Schimmel*                           Director                     Director of UKI Investments
54-56 Euston St.,
London NW1  U.K.

Yecheskel Dovrat                         Director                     Economic consultant and director
1 Nachshon St.,                                                       of companies.
Ramat Hasharon, Israel.

Eliahu Cohen                             Director                     Chief Executive Officer of IDB
3 Azrieli Center,                                                     Development.
the Triangular Tower 44(TH) floor,
Tel Aviv 67023, Israel

Shay Livnat                              Director                     President of Zoe Holdings Ltd.
31 HaLechi St.,
Bnei Brak 51200, Israel

David Leviatan                           Director                     Director of Companies.
18 Mendele St.,
Herzeliya, Israel

                              Page 18 of 24 pages

NAME & ADDRESS                           POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                           --------                     ----------------------------

Isaac Manor**                            Director                     Chairman of companies in the motor
26 Hagderot St.,                                                      vehicle sector of the David Lubinski
Savion, Israel                                                        Ltd. Group.

Dori Manor**                             Director                     Chief Executive Officer of companies
17 Kerem Hazitim St.,                                                 in the motor vehicle sector of the
Savion, Israel                                                        David Lubinski Ltd. group.

Adiel Rosenfeld,                         Director                     Representative in Israel of Aktiva
42 Ha'Alon St.,                                                       group.
Timrat 36576, Israel

Liora Polachek                           External Director            Independent Lawyer, Partner and
46 He Beiyyar st.,                                                    Director at Sitan Polachek Attorney.
Tel Aviv, Israel

Zeev Ben- Asher                          External Director            Managers Coacher and  organizational
20 Carmely st.,                                                       consultant.
Ramt- Gan, Israel

Zvi Livnat                               Co- Chief Executive          Executive Vice President of IDB
3 Azrieli Center,                                                     Holding; Deputy Chairman of IDB
the Triangular Tower 45(TH) floor,                                    Development; Co-Chief Executive
Tel Aviv 67023, Israel                                                Officer of Clal Industries and
                                                                      Investments Ltd.

Boaz Simons,                             Senior Vice President        Vice President of Clal Industries and
3 Azrieli Center,                                                     Investments Ltd.
the Triangular Tower 45(TH) floor,
Tel Aviv 67023, Israel

Guy Rosen,                               Senior Vice President        Vice President of Clal Industries and
3 Azrieli Center,                                                     Investments Ltd. Chairman of Israir
the Triangular Tower 45(TH) floor,                                    Airlines and Truism Ltd
Tel Aviv 67023, Israel

Gonen Bieber,***                         Vice President and           Financial Manager of Clal Industries
3 Azrieli Center,                        Financial Manager.           and Investments Ltd.
the Triangular Tower 45(TH) floor,
Tel Aviv 67023, Israel

Nitsa Einan                              Vice President and General   General Counsel of Clal Industries
3 Azrieli Center,                        Counsel.                     and Investments Ltd. and Clal
the Triangular Tower 45(TH) floor,                                    Biotechnology Industries Ltd.
Tel Aviv 67023, Israel

Yehuda Ben Ezra                          Vice President and           Comptroller of Clal Industries and
3 Azrieli Center,                        Comptroller.                 Investments Ltd.
the Triangular Tower 45(TH) floor,
Tel Aviv 67023, Israel

                              Page 19 of 24 pages

NAME & ADDRESS                           POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                           --------                     ----------------------------

Tal Mund                                 Vice President               Business Development of Clal
3 Azrieli Center,                                                     Industries and Investments Ltd.
the Triangular Tower 45(TH) floor,
Tel Aviv 67023, Israel

Ilan Amit,                               Internal Auditor             Internal Auditor of Clal Industries
3 Azrieli Center,                                                     and Investments Ltd.
the Triangular Tower 45(TH) floor,
Tel Aviv 67023, Israel

*    Mr. Mark Schimmel is a citizen of Great Britain.

**   Mr. Isaac Manor and Mr. Dori Manor are citizens of Israel and France

***  Mr. Gonen Bieber is a citizen of Israel and the Republic of Germany.

                              Page 20 of 24 pages

                                    Exhibit 3
              (Information provided as of July 1, 2009 in response
                      to Items 2 through 6 of Schedule 13D)
                       Executive Officers and Directors of
                        IDB Development Corporation Ltd.
     Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
      (Citizenship the same as country of residence unless otherwise noted)

NAME & ADDRESS                           POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                           --------                     ----------------------------

Nochi Dankner                            Chairman of the              Chairman and Chief Executive Officer of
3 Azrieli Center,                        Board of Directors           IDB Holding; Chairman of IDB
The Triangular Tower, 44(TH) floor,                                   Development, DIC and Clal Industries
Tel-Aviv 67023, Israel                                                and Investments Ltd.; Businessman and
                                                                      Director of companies.

Zehava Dankner                           Director                     Director of companies.
64 Pinkas Street,
Tel Aviv 62157, Israel

Avi Fischer                              Deputy Chairman of           Executive Vice President of IDB Holding;
3 Azrieli Center,                        the Board of                 Deputy Chairman of IDB Development;
The Triangular Tower, 45(TH) floor,      Directors                    Co-Chief Executive Officer of Clal
Tel-Aviv 67023, Israel                                                Industries and Investments Ltd.

Zvi Livnat                               Deputy Chairman of           Executive Vice President of IDB Holding;
3 Azrieli Center,                        the Board of                 Deputy Chairman of IDB Development;
The Triangular Tower, 45(TH) floor,      Directors                    Co-Chief Executive Officer of Clal
Tel-Aviv 67023, Israel                                                Industries and Investments Ltd.

Refael Bisker                            Director                     Chairman of Property and Building
3 Azrieli Center,                                                     Corporation Ltd.; Co-Chairman of
The Triangular Tower, 44(TH) floor,                                   Shufersal Ltd.
Tel-Aviv 67023, Israel

Jacob Schimmel                           Director                     Co- Managing Director of UKI
7 High field Gardens,                                                 Investments.
London NW11 9HD, United Kingdom

Shay Livnat                              Director                     President of Zoe Holdings Ltd.
3 Azrieli Center,
The Triangular Tower, 45(TH) floor,
Tel-Aviv 67023, Israel

Eliahu Cohen                             Director and Chief           Chief Executive Officer of IDB
3 Azrieli Center,                        Executive Officer            Development.
The Triangular Tower 44(TH) floor,
Tel-Aviv 67023, Israel

Isaac Manor (*)                          Director                     Chairman of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski
Bnei brak 51553, Israel                                               Ltd. group.

                              Page 21 of 24 pages

NAME & ADDRESS                           POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                           --------                     ----------------------------

Dori Manor (*)                           Director                     Chief Executive Officer of companies in
103 Kahanman Street,                                                  the motor vehicle sector of the David
Bnei brak 51553, Israel                                               Lubinski Ltd. group.

Abraham Ben Joseph                       Director                     Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                               Director                     Director of companies
18 Nahal Soreq Street,
Modi'in 71700, Israel

Prof. Yoram Margalioth                   Director                     Senior lecturer (expert on tax laws) at
16 Ha'efroni Street,                                                  the Faculty of Law in the Tel Aviv
Raanana 43724, Israel                                                 University.

Irit Izakson                             Director                     Director of companies.
15 Great Matityahou Cohen Street,
Tel-Aviv 62268, Israel

Lior Hannes                              Senior Executive             Senior Executive Vice President of IDB
3 Azrieli Center,                        Vice  President              Development; Chief Executive Officer of
The Triangular Tower, 44(TH) floor,                                   IDB Investments (U.K.) Ltd.
Tel-Aviv 67023, Israel

Dr. Eyal Solganik                        Executive Vice               Executive Vice President and Chief
3 Azrieli Center,                        President and Chief          Financial Officer of IDB Development;
The Triangular Tower, 44(TH) floor,      Financial Officer            Chief Financial Officer of IDB Holding.
Tel-Aviv 67023, Israel

Ari Raved                                Vice President               Vice President of IDB Development.
3 Azrieli Center,
The Triangular Tower, 44(TH) floor,
Tel-Aviv 67023, Israel

Gonen Bieber **                          Vice President               Vice President of IDB Development
3 Azrieli Center,
The Triangular Tower, 45(TH) floor,
Tel-Aviv 67023, Israel

Haim Gavrieli                            Executive Vice               Executive Vice President of IDB
3 Azrieli Center,                        President                    Development.
The Triangular Tower, 44(TH) floor,
Tel-Aviv 67023, Israel

Haim Tabouch                             Vice President and           Vice President and Comptroller of IDB
3 Azrieli Center,                        Comptroller                  Development; Comptroller of IDB Holding.
The Triangular Tower, 44(TH) floor,
Tel-Aviv 67023, Israel

Inbal Tzion                              Vice President and           Vice President and Corporate Secretary
3 Azrieli Center,                        Corporate Secretary          of IDB Development; Corporate Secretary
The Triangular Tower, 44(TH) floor,                                   of IDB Holding.
Tel-Aviv 67023, Israel

Ilan Amit,                               Internal Auditor             Internal Auditor of IDB Development
3 Azrieli Center,                                                     Corporation Ltd.
the Triangular Tower 45(TH) floor,
Tel Aviv 67023, Israel

(*)  Mr. Issac Manor and Mr. Dori Manor are citizens of Israel and France.

(**) Mr. Bieber is a citizen of Israel and the Republic of Germany.

                              Page 22 of 24 pages

                                    EXHIBIT 4
              (Information provided as of July 1, 2009 in response
                      to Items 2 through 6 of Schedule 13D)
              Executive Officers, Directors and Persons Controlling
                          IDB Holding Corporation Ltd.
     Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
                 (citizenship is Israel, unless otherwise noted)

NAME & ADDRESS                           POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                           --------                     ----------------------------

Nochi Dankner                            Chairman of the              Chairman and Chief Executive Officer of
3 Azrieli Center,                        Board of Directors           IDB Holding; Chairman of IDB
The Triangular Tower, 44(TH) floor,      and Chief Executive          Development, DIC and Clal Industries and
Tel-Aviv 67023, Israel                   Officer                      Investments Ltd.; Businessman and
                                                                      Director of companies.

Isaac Manor (*)                          Deputy Chairman of           Chairman of companies in the motor
103 Kahanman Street,                     the Board of                 vehicle sector of the David Lubinski
Bnei brak 51553, Israel                  Directors                    Ltd. group.

Arie Mientkavich                         Vice Chairman of             Chairman of Elron; Deputy Chairman of
14 Betzalel Street,                      the Board of                 Gazit-Globe Ltd. and Chairman of
Jerusalem 94591,Israel                   Directors                    Gazit-Globe Israel (Development) Ltd.

Zehava Dankner                           Director                     Director of companies.
64 Pinkas Street,
Tel Aviv 62157, Israel

Lior Hannes                              Director                     Senior Executive Vice President of IDB
3 Azrieli Center,                                                     Development; Chief Executive Officer of
The Triangular Tower, 44(TH) floor,                                   IDB Investments (U.K.) Ltd.
Tel-Aviv 67023, Israel

Refael Bisker                            Director                     Chairman of Property and Building
3 Azrieli Center,                                                     Corporation Ltd.; Co-Chairman of
The Triangular Tower, 44(TH) floor,                                   Shufersal Ltd.
Tel-Aviv 67023, Israel

Jacob Schimmel                           Director                     Co- Managing Director of UKI
7 High field Gardens,                                                 Investments.
London NW11 9HD, United Kingdom

Shaul Ben-Zeev                           Director                     Chief Executive Officer of Avraham
Taavura Junction,                                                     Livnat Ltd.
Ramle 72102, Israel

Eliahu Cohen                             Director                     Chief Executive Officer of IDB
3 Azrieli Center,                                                     Development.
The Triangular Tower, 44(TH) floor,
Tel-Aviv 67023, Israel

                              Page 23 of 24 pages

NAME & ADDRESS                           POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                           --------                     ----------------------------

Dori Manor (*)                           Director                     Chief Executive Officer of companies in
103 Kahanman Street,                                                  the motor vehicle sector of the David
Bnei brak 51553, Israel                                               Lubinski Ltd. group.

Meir Rosenne                             Director                     Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                           External Director            Information technology consultant.
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                             External Director            Chief Executive officer of Beit Kranot
3 Biram Street,                                                       Trust Ltd.
Haifa 34986, Israel

Zvi Livnat                               Director and                 Executive Vice President of IDB Holding;
3 Azrieli Center,                        Executive Vice               Deputy Chairman of IDB Development;
The Triangular Tower, 45(TH) floor,      President                    Co-Chief Executive Officer of Clal
Tel-Aviv 67023, Israel                                                Industries and Investments Ltd.

Avi Fischer                              Executive Vice               Executive Vice President of IDB Holding;
3 Azrieli Center,                        President                    Deputy Chairman of IDB Development;
The Triangular Tower, 45(TH) floor,                                   Co-Chief Executive Officer of Clal
Tel-Aviv 67023, Israel                                                Industries and Investments Ltd.

Dr. Eyal Solganik                        Chief Financial              Chief Financial Officer of IDB Holding;
3 Azrieli Center,                        Officer                      Executive Vice President and Chief
The Triangular Tower, 44(TH) floor,                                   Financial Officer of IDB Development.
Tel-Aviv 67023, Israel

Haim Tabouch                             Comptroller                  Comptroller of IDB Holding; Vice
3 Azrieli Center,                                                     President and Comptroller of IDB
The Triangular Tower, 44(TH) floor,                                   Development.
Tel-Aviv 67023, Israel

Ilan Amit,                               Internal Auditor             Internal Auditor of IDB Holding
3 Azrieli Center,                                                     Corporation Ltd.
the Triangular Tower 45(TH) floor,
Tel Aviv 67023, Israel

*    Mr. Issac Manor and Mr. Dori Manor are citizens of Israel and France.

                              Page 24 of 24 pages